

EXHIBIT G:
BUSINESS PLAN / PITCH DECK



FUNDOPOLIS

A Business Guide

for the future of home loans



Mortgage

Executive Summary

Mission

Making homeownership more affordable for the average family. Our team will ensure consumers can finally get what they're looking for but cannot find: a home loan on their smart phone—along with affordable terms.

Company & Management

Bee Mortgage App, Inc., a Delaware corporation, is headquartered in Jacksonville, Florida and majority owned by Curtis and Cynthia Wood. Curtis has experience in mortgage lending and mobile app development; and Cynthia, co-founder of popular cryptocurrency podcast Rekt, has been an entrepreneur for the past 9 years.

The management consists of both owners Curtis and Cynthia taking a hands-on approach in addition to a beeteam possessing experience in blockchain, post-close, IT systems applications and project management.

Suzanne Bearry, VP Channel Partnerships
Matt Offers, VP of Products
Munir Valiani, CFO

Holly Davis, CTO
Kristin Scheurer, CMO
David Braun, General Council



Our Services

Our customers are consumers looking for a mobile mortgage experience instead of going the traditional route, a bank or direct mortgage lender. Bee Mortgage offers the only mobile app that lets borrowers *begin and end* the home loan experience by allowing them to:

- Get a free income analysis so they know exactly how much home they should be shopping for.
- Apply for a home loan.
- Lock your rate.
- Shop rates and loan products.
- Receive and eSign loan documents.
- Receive a rate quote.
- Close your home loan.

The Market

Mobile consumer financial services is growing in both popularity and service offerings as device storage capacity and processing speeds are simplifying once complex financial transactions. Research shows an overwhelming majority of people begin their home buying journey on their phone yet do not have a complete, mobile mortgage to naturally segway into despite the demand.

Competitive Advantage

The Beeteam's exclusive experience triad makes them uniquely qualified to build this app:


Mortgages
Blockchain
Mobile Apps

Financial Projections

2019 $0 revenue   2020 $380,750 revenue   2021/2022 $20,000,000 (Lending channel live)

Start-up Financing Requirements

Raise 1: $500,000   Raise 2: TBD   Raise 3: TBD

No rate quote
in the app

You can't get a mortgage entirely on your phone. You may think you can in today's mobile age but you can't.

Consumers have embraced mobile home shopping yet there is no *complete* mobile-first, mortgage solution that allows you to begin and end your home mortgaging process entirely on your smartphone anytime, anywhere without ever having to deal with the bank.

No after-hours
service



No start-to-finish mobile
mortgage experience

Some Lenders make you *think* you're going to do everything in their app but after they get your personal info they run you through the same old processes of dealing with too many people over the phone.

It takes too long and you mostly work around banking hours.

Can't lock your rate
in the app

Lenders are stuck in archaic data management processes that are preventing them from advancing to complete mobile services.

Market Analysis

$1.7 Trillon
Total Origination Amount

2.3%*
($38 Billion) Originated On Mobile

90%
Of Millennials plan on buying a home

Gen Z, the cohort after Millennials, makes up 25% of the workforce and is the first 100% digital native generation. Although 66% of first time home buyers are Millennials, GenZ is next.

Juniper forecasts over 2 billion people using their smartphones for banking purposes by 2021 as growth in usage is being driven by consumer adoption of finance apps.

99%
Of Millennials search online for home loan info

58%
Found a home on their phone

50%
Of the workforce is Millennials

*Mobile just means they did a mobile closing. There's no *complete* mobile originated mortgage done entirely on a mobile device. Sources listed below.

Consumer Facing Competitive Analysis

Too many providers fragmenting innovation, centered on labor intensive processes.

Company	Direct Lender	Mobile Rate Quote	Mobile Rate Lock	Mobile Pre-approval	Start-to-Finish Mobile Experience	Mobile App	VLO Blockchain Automated Loan Production	After Hours Rate Quote, Rate Lock & Pre-approval
bee™	✔	✔	✔	✔	✔	✔	✔	✔
Rocket Mortgage	✔	✖	✖	✖	✖	✔	✖	✖
Blend	✖	✖	✖	✖	✖	✖	✖	✖
Better Mortgage	✔	✖	✖	✖	✖	✖	✖	✖
Loan Snap	✔	✔	✖	✖	✖	✔	✖	✖
Morty	✖	✖	✖	✖	✖	✖	✖	✖
Mortgage Hippo	✖	✖	✖	✖	✖	✖	✖	✖
Loanzify	✖	✖	✖	✖	✖	✔	✖	✖

Sales & Marketing Plan

Unique Sales Proposition

A real mobile mortgage from start to finish, 24/7, anytime, anywhere.



Internet & Media	Real Estate Agents	Text/SMS
Ad campaigns targeting mobile device usage, interest, and select profile groups.	Text/SMS campaign to active agents and MLS property listed listing agents promoting instant buyer pre-approvals and rate/closing cost discounts.	Text/SMS/EMail campaigns targeting mobile-only, Robinhood, Carvana users; consumers who've had their credit pulled by a mortgage lender, affluent Millennials..
Avg. cost per impression: Facebook $10 ROI $2.61 Twitter $1.35 ROI $3.88	.085 per record $4.26 ROI	$495/mo 15,000 SMS ROI $3.85 32,000 Emails ROI $2.17





Bee Mortgage App, Inc. is an C-corporation headquartered at 13568 Lobo Court, Jacksonville, Florida 32224

Marketing

Kristin Scheurer, CMO leads all marketing and promotion activities.

Suzanne Bearry, VP Channel Partnerships

Dwight Skyers, REALTOR, VP of Agent Partnerships

Administration

Munir Valiani, CFO, VP of Originations

Attorney David Braun, GC

Advisors

Carlton Robinson, DBA, VP of Jacksonville Chamber of Commerce, Strategic Advisor

Executive

As Founder, Chairman & CEO, Curtis Wood is ultimately responsible for the vision and strategic direction of the company.

Cynthia Wood, Co-founder, COO & Vice Chairman, is responsible for the overall administration of the company.

Production

Matt Offers, VP of Products, leads products development.

Holly Davis, CTO, leads software development.

Professional Services

ADP   Symmetry Advisors   Harden

Mindy Barker and Associates

**Authorized Stock:
500,000**

Stakeholder	%	Shares
Curtis Wood	32.2	144,500
Cynthia Wood	32.2	144,500
James Nicks	10	50,000
Matt Offers	6	30,000
Holly Davis	3	15,000
Munir Valiani	3	15,000
Kristin Scheurer	3	15,000
Dwight Skyers	3	15,000
Jeremy Hart	3	15,000
David Braun	.5	2,500
Suzanne Bearry	.5	2,500

The day to day operations of our company include a primary focus on building the best mobile mortgage experience ever as well having a fun, driven place to work.

We understand that our purpose is to allow those in our community the ability to buy a home for their family at more affordable terms. We remain focused on our many resources in support of our strategic aims and commitment to our friends and neighbors. We have found that an open and inclusive atmosphere fosters the best collaboration and symmetry between Beeteam personnel as finding new ways to leverage Blockchain automation continue to emerge as we build the app.

Stage of Development: Live Clickable Prototype/Coding In Production

Production Workflow:

Front-end development team: Curtis Wood, Cynthia Wood, Kristin Scheurer, Matt Offers.
Back-end development team: Holly Davis, Matt Offers, Cynthia Wood
Quality Control: QA testing consists of 3rd party team.

The Bee team currently work remotely however, there is a plan to establish office space prior to the beta release to consolidate key personnel.

Go To Market: MVP Release

Establishes market position for future layered on services.

- 2020 release
- 7,615 DLs 2020
- $32 CAC
- $100 per record value
- One-of-a-kind service targets buyers at the very beginning of the homebuying process: Before they're ready to apply for a loan and just want to know how much home they qualify for.
- Soft credit pulls validate consumer credit scores and liabilities ensuring qualifying consumer data is transmitted to realtors and lenders.
- Equips Realtors with everything they need to know about their buyer: their credit score and shopping budget.



™
bee
free
INCOME ANALYSIS
to see how much
you can afford to buy!
START

Patent Pending Data Architecture



Virtual
Loan Officer
VLO
SQL
1003 data
database
Underwriters
FreddieMac
LP
FannieMae
DU
Mortgage
1003 data
Lending Decision
Data
1003 data
Dispositioned
1003 Data
LOS
Selected
Loan
Product
VLO
A/E
DTI
LTV
FICO
Contract
Prompted
Smart contract prompted at 1003 submission containing minimum qualifying criteria for selected loan product:
- Max LTV - Max DTI
- Minimum FICO needed
- Approve/Eligible DU Score
Notifies
Borrower of
Final Disposition
Live MLO
Side Chain
Manual
Review
Stellar Main Net
DocuSign
EQUIFAX
THE WORK NUMBER from Equifax
TransUnion
experian.
ACCOUNTCHEK by FORMFREE
Patent Pending
Process



Financial Plan

Revenue Model:
Commission

Avg. Commission Per Funded Loan → **$7,500**

	Acquisition Cost (64% margin)	Acquisition Cost (71% margin)	Acquisition Cost (90% margin)
	$2,667	$2,150	$750
Blockchain Automation Rollout →	Phase 1 & 2	Phase 2	Phase 3

2019	$297,500	$0	$500,000	**MVP Development/ Clickable Prototype**
	Operating Expenses	Revenue Forecast	Pre-Seed Raise	Milestone
2020	$1,682,500	$380,750	TBD	**MVP Release**
	Operating Expenses	Revenue Forecast	Seed Raise	Milestone
2021/2022	$16,739,600	$20,000,000	TBD	**Mortgage Beta/Lender Live**
	Operating Expenses	Revenue Forecast	Series A Raise	Milestone

These statements are speculative in nature and constitute forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and as such, are based largely on the current expectation of Bee Mortgage App management for W2 wage earners and are subject to a number of risks and uncertainties that may cause the result, level of activity, performance or achievement to be materially different from future results, level of activity, performance and achievement, expressed or implied, by such forward-looking statements. Certain of the information contained in the accompanying documents are based on, or derived from, information provided by industry sources. At the time such statements were written, Bee App management believed that such information was accurate and that the sources from which it obtained the information were reliable. However, Bee Mortgage App management cannot guarantee the accuracy of such information, has not independently verified such information, and except as required by Federal Securities Law, is under no obligation to update such written statements if conditions change or unexpected occurrences happen to affect the statements afterwards.

Sources:

https://www.forbes.com/sites/kathryndill/2015/11/06/7-things-employers-should-know-about-the-gen-z-workforce/#1d2a42e3fad7
https://www.housingwire.com/articles/46384-americans-say-buying-a-home-is-most-stressful-event-in-modern-life
https://www.investopedia.com/personal-finance/how-millennials-are-changing-housing-market/
https://www.inc.com/john-white/how-millennials-are-changing-the-housing-market.html
https://www.visualcapitalist.com/millennials-changing-housing-market/
https://www.miteksystems.com/blog/mobile-mobile-and-more-mobile-what-lenders-really-need-attract-millennials
https://www.magnifymoney.com/blog/mortgage/u-s-mortgage-market-statistics-2018/
https://www.lenderhomepage.com/blog/2018/06/29/17-shocking-stats-about-millennials-and-how-they-mortgage/
https://www.finder.com/using-a-cell-phone-to-research-mortgages-is-more-popular-than-ever-in-the-us
https://www.mba.org/2018-press-releases/october/mba-forecast-purchase-originations-to-increase-to-12-trillion-in-2019
https://www.slideshare.net/msuster/fundstrat-bitcoin-blockchain-presentation-for-upfront-summit/20-Source_Fundstrat_Bloomberg_UpdataSlide_20Figure